Exhibit 99.1

Borr Drilling Limited – Contract Terminations

Hamilton, Bermuda, October 24, 2025 – Borr Drilling Limited (NYSE: “BORR”) (the “Company”) announces that it has terminated two of its drilling contracts following the recent implementation of international sanctions affecting a counterparty. The terminations relate to the contracts for the rigs Odin and Hild in Mexico that had firm commitments until November 2025 and March 2026, respectively.

The Company remains fully committed to adhering to all relevant international laws and sanctions frameworks and to maintaining the highest standards of corporate governance and compliance.